EXHIBIT 99.5

BetterLife Pharma to Participate in YAFO Capital Access Asia Partnering Forum During JPM Week in San Francisco

VANCOUVER, British Columbia, January 6, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biopharmaceutical company focused on development of BETR-001, its proprietary non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”) for the treatment of neurological disorders, today announced that it will be participating in the YAFO Capital Access Asia 2025 Partnering Forum, held in San Francisco, California, during JPM Week.

The YAFO Capital Access Asia Partnering Forum brings together innovative life science companies and leading investors, pharmaceutical partners, and strategic advisors, with a particular focus on fostering collaboration between North American and Asian capital and industry partners.

In addition to the YAFO Capital event on January 11th, Dr. Ahmad Doroudian Chief Executive Officer, will attend the following events:

-	H7 Life science Investment Forum & China Night Reception on January 12th,
-	WuXi Global Forum 2026 on January 13th, and
-	DARPA and Ferocity Capital Biodefence Summit on January 13th.

Dr. Ahmad Doroudian will represent BetterLife and will be available for one‑on‑one meetings with investors, potential partners, and other stakeholders to discuss the Company’s development strategy for BETR-001.

Parties interested in scheduling a meeting with BetterLife during the YAFO Capital Access Asia Partnering Forum are encouraged to contact Dr. Ahmad Doroudian at the email address below.

BETR-001, a potent neuroplastogen, is BetterLife’s patented stereoisomer of 2-bromo-LSD, a non-hallucinogenic derivative of LSD under development for the potential treatment of traumatic brain injury, post traumatic stress disorder and cluster headache. Previous forms of 2-bromo-LSD has been shown to be non-hallucinogenic, safe and tolerable in man, and in a small clinical study, to cause meaningful reduction in cluster headache frequency (Karst et al, Cephalgia 2010).

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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